Exhibit 3.6

DYNARESOURCE, INC.

CERTIFICATE OF DESIGNATION

OF

SERIES b CONVERTIBLE PREFERRED STOCK

____________________________________________

DynaResource, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors of the Corporation by its Certificate of Incorporation, as amended and restated to date (the “Certificate of Incorporation”), and in accordance with Section 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolution establishing a series of one million (1,000,000) shares of Preferred Stock of the Corporation designated as “Series B Convertible Preferred Stock”:

RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by its Certificate of Incorporation, a series of Preferred Stock, par value $0.0001 per share, of the Corporation is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

1.                  Designation. The series of preferred stock established hereby shall be designated “Series B Convertible Preferred Stock” (and shall be referred to herein as the “Series B Preferred Shares”).

2.                  Number. The authorized number of Series B Preferred Shares shall be one million (1,000,000). The number of Series B Preferred Shares may be decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of Series B Preferred Shares to less than the number of shares then issued and outstanding.

3.                  Rank. The Series B Preferred Shares shall rank senior to the Corporation’s Common Stock. The Series B Preferred Shares shall, with respect to rights upon the occurrence of a Liquidation Event (as defined in Section 6 below), rank senior to the Corporation’s Common Stock to the extent of $5.00 per Series B Preferred Share and on a parity with the Corporation’s Common Stock as to amounts in excess thereof as provided in Section 6. The Series B Preferred Shares shall rank (a) senior to any other class or series of capital stock of the Corporation hereafter created specifically ranking junior to the Series B Preferred Shares as to the payment of dividends and/or rights upon the occurrence of a Liquidation Event (collectively, “Junior Stock”); and (b) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking senior to the Series B Preferred Shares as to the payment of dividends and/or rights upon the occurrence of a Liquidation Event (collectively, “Senior Stock”).

4.                  Voting Rights. The holders of Series B Preferred Shares shall not have voting rights.

5.                  Dividends. The holders of the Series B Preferred Shares shall not be entitled to receive a dividend. As long as any Series B Preferred Shares remain outstanding, no dividends shall be declared on any Junior Stock without the consent in writing of holders of at least a majority of the Series B Preferred Shares then outstanding.

6.                  Liquidation Right and Preference. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), the holders of Series B Preferred Shares shall be entitled to receive in cash, out of the assets of the Corporation available for distribution to stockholders, an amount per share for each outstanding Series B Preferred Share equal to $5.00 (the “Liquidation Value”) after any payments shall be made or any assets shall be distributed to the holders of Senior Stock, but before any payments shall be made or any assets shall be distributed to the holders of the Corporation’s Common Stock or any Junior Stock. As long as any Series B Preferred Shares remain outstanding, no amounts shall be paid upon Liquidation Event to any Junior Stock without the consent in writing of holders of at least a majority of the Series B Preferred Shares then outstanding. If, upon any Liquidation Event, the assets of the Corporation are insufficient to pay the Liquidation Value to which the holders of such Series B Preferred Shares are entitled, the holders of such Series B Preferred Shares shall share pro rata in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled. Neither the merger or consolidation of the Corporation into or with any other corporation nor the merger or consolidation of any other corporation into or with the Corporation nor the sale, lease, exchange or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all the assets of the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Corporation.

7.                  Conversion. The holders of Series B Preferred Shares shall have conversion rights and obligations as follows:

(i) At any time on or after April 1, 2014, holders of Series B Preferred Shares may voluntarily, and at any time following June 30, 2015 the holders shall at the option of the Corporation, upon request and notification by the Corporation, convert any whole number of Series B Preferred Shares in accordance with this Section 7. The Series B Preferred Shares shall be convertible into Common Stock plus Common Stock Purchase Warrants, if applicable (each, a “Warrant”) at the rates set forth in the following table (the “Conversion Rate”). The shares of Common Stock issuable upon conversion of the Series B Preferred Shares shall be referred to herein as the “Conversion Shares.” Each Warrant issuable upon conversion of the Series B Preferred Shares shall have an exercise price of $7.50 and shall expire two (2) years following the date of issuance.

Conversion Rate Table

Conversion Period	Conversion Rate
April 2014 to June 30, 2014	For each Series B Preferred Share, two (2) shares of Common Stock plus no Warrants
July 2014 to December 31, 2014	For each Series B Preferred Share, one and one-half (1-1/2) shares of Common Stock, plus a Warrant to purchase three-fourths (3/4) share of Common Stock
January 2015 to June 30, 2015	For each Series B Preferred Share, one (1) share of Common Stock, plus a Warrant to purchase one (1) share of Common Stock
July 2015 to December 31, 2015	For each Series B Preferred Share, one (1) share of Common Stock

(ii) The conversion right provided above may be exercised only by a holder, in whole or in part, by execution and delivery of a Notice of Conversion (herein so called) and the surrender of the share certificates representing the Series B Preferred Shares to be converted at the principal office of the Corporation, against delivery of the Conversion Shares and the Warrants, if applicable. Each Series B Preferred Shares certificate surrendered for conversion shall be endorsed by its holder. In the event of exercise of the conversion right, (i) share certificates representing the Conversion Shares and the Warrants, if applicable shall be delivered to such holder within 10 business days after receipt by the Corporation of the original Notice of Conversion and the certificates representing the Series B Preferred Shares (the tenth business day after receipt of such original documents, not counting the date of receipt, being the “Delivery Date”), and (ii) unless the Series B Preferred Shares has been fully converted, a new share certificate representing the Series B Preferred Shares not so converted shall also be delivered to such holder on or before such Delivery Date, or carried on the Corporation’s ledger, at the holder’s option. Any holder may exercise its right to convert the Series B Preferred Shares by delivering an executed and completed Notice of Conversion to the Corporation, accompanied by the certificates representing the Series B Preferred Shares. The Corporation will cause delivery of the Conversion Shares and the Warrants, if applicable (together with the certificates representing the Series B Preferred Shares not so converted, if requested) to the holder via express courier on or before the Delivery Date if the Corporation has received the original Notice of Conversion and Series B Preferred Shares certificates being so converted.

(iii) All Conversion Shares will, upon issuance, be duly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof.

(iv) Notwithstanding the provisions hereof, in no event shall a holder be entitled to convert any Series B Preferred Stock in excess of that number of shares upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by a holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Preferred Stock), and (2) the number of Conversion Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by a holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, except as otherwise provided in the parenthetical language contained in clause (1) of such sentence. To the extent that the limitation contained in this Section 7(iv) applies, the determination of whether shares of Series B Preferred Stock are convertible (in relation to other securities owned by a holder) and of which shares of Series B Preferred Stock are convertible shall be in the sole discretion of such holder, and the submission of shares of Series B Preferred Stock for conversion shall be deemed to be such holder’s determination that such shares of Series B Preferred Stock are convertible (in relation to other securities owned by such holder) and such holder’s determination of which shares of Series B Preferred Stock are convertible, in each case subject to such aggregate percentage limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. The provisions of this Section 7(iv) may be waived by a holder as to itself (and solely as to itself) upon not less than 65 days prior notice to the Corporation, and the provisions of this Section 7(iv) shall continue to apply until such 65th day (or later, if stated in the notice of waiver).

8.                  Notices of Record Date. In the event that the Corporation shall propose at any time to merge or consolidate with or into any other entity, or sell all or substantially all its property or business, or to liquidate, dissolve or wind up, then, in connection with each such event, the Corporation shall send to the holders of the Series B Preferred Shares reasonable prior written notice by first class mail, postage prepaid, addressed to the holders of Series B Preferred Shares at the address for each such holder as shown on the books of the Corporation. Any such proposed action shall at all times be subject to the rights, preferences and privileges of the Series B Preferred Shares.

9.                  Reservation of Common Stock. The Corporation shall, at all times when the Series B Preferred Shares shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Shares, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Shares.

10.              Cancellation of Preferred Shares. All Series B Preferred Shares surrendered for conversion shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices, shall forthwith cease and terminate except only the right of the holders thereof to receive Conversion Shares and the Warrants, if applicable, in exchange therefore. Any Series B Preferred Shares so converted shall be retired and canceled and shall not be reissued by the Corporation; provided, however, that each such share, after being retired and canceled, shall be restored to the status of an authorized but unissued share of preferred stock without designation as to Series and may thereafter be issued as a share of preferred stock not designated as Series B Preferred Shares; and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series B Preferred Shares accordingly.

11.              No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or this Certificate of Designation or through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect against impairment of the rights described herein to of the holders of the Series B Preferred Shares.

12.              Preemptive Rights. Holders of Series B Preferred Shares shall have no preemptive rights with respect to any future issuances of securities by the Corporation.

13.              Loss, Theft, Destruction of Series B Preferred Shares. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of certificates representing Series B Preferred Shares and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Corporation, or, in the case of any such mutilation, upon surrender and cancellation of the Series B Preferred Shares, the Corporation shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated certificates representing Series B Preferred Shares, new certificates representing Series B Preferred Shares of like tenor.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed on its behalf, this Twentieth day of August, 2013.

DYNARESOURCE, INC.
A DELAWARE CORPORATION

By: ____________________________
K.W. (“K.D.”) Diepholz
President